FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒   Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐   No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

ANNUAL GENERAL MEETING

of 30 June 2016

Draft Resolutions/Board Remarks

on the items on the agenda of the General Meeting

1.             Submission for approval of the Board of Directors’ Report on the Annual Financial Statements of the Bank and the Group for the financial year 2015 (1.1.2015 — 31.12.2015), and submission of the respective Auditors’ Report.

Required quorum:	1/5 of total common(*) voting shares
Required majority:	50% of the total voting rights (present or represented by proxy) + 1 (present or represented by proxy)

The Board of Directors (the Board) shall propose that the AGM approve the Board’s Report on the Separate and Consolidated Financial Statements of NBG for 2015, as approved by the Board at its meeting of 14 March 2016, and also submits the Auditors’ Report for information purposes.

These reports can be viewed by shareholders on the Bank’s website at:

http://www.nbg.gr/el/the-group/investor-relations/financial-information/annual-interim-financial-statements/Documents/

2.             Submission for approval of the Annual Financial Statements of the Bank and the Group for the financial year 2015 (1.1.2015 — 31.12.2015).

Required quorum:	1/5 of total common(*) voting shares
Required majority:	50% of the total voting rights (present or represented by proxy) + 1 (present or represented by proxy)

The Board shall propose that the AGM approve the Bank’s and the Group’s Annual Financial Statements for the financial year 2015, including the comparative data for 2014. The Financial Statements of the Group and the Bank are comprised of the Statement of Financial Position, the Income Statement, the Statement of Comprehensive Income, the Statement of Changes in Equity, the Cash Flow Statement, and the Notes to the Financial Statements. The Financial Statements were approved by the Board on 14 March 2016 and can be viewed on the Bank’s website at:

http://www.nbg.gr/el/the-group/investor-relations/financial-information/annual-interim-financial-statements/Documents/

The Bank’s website also includes a Press Release and a Presentation accompanying the announcement of the full-year results for 2015.

In brief, the Group’s results for 2015 were as follows:

The Group posted losses of €4,277 million, including losses from discontinued operations amounting to €1,606 million, compared with profit of €66 million in 2014. The 2015 loss reflects increased provisioning for loan impairments amounting to €3,670 million (2014: €2,102 million) and other provisions totalling €593 million (2014: €421 million).

The Group’s annual results for 2015 reflect the key developments of the year regarding the Greek economy. The three landmark events that marked the Group’s course in 2015 were: the results of the ECB’s Comprehensive Assessment, the subsequent successful share capital increase, and the agreed sale of Finansbank to Qatar National Bank.

The results of the Comprehensive Assessment reflect the impact of the economic slowdown on the quality of NBG’s loan portfolio. The Group increased its provisions to cover the provision shortfall, with its coverage ratio concerning loans overdue for more than 90 days increasing from 60.2% in 2014 to 76.8% in 2015.

The Bank’s recapitalization was based on a conservative approach to future economic prospects, and accordingly, at the end of the year, NBG’s CET1 ratio stood at 22.7%, and 17.5% excluding CoCos, after the recapitalization process and the agreement to dispose of Finansbank. Despite the pressure on liquidity in the banking system, NBG maintained its loan-to-deposit ratio at 91% at Group level and 90% in Greece, while its funding from the Eurosystem was reduced to 17% of assets.

By securing the sale of Finansbank in December, NBG has demonstrated its determination to implement its restructuring plan in line with its commitment to the European Commission’s Directorate General for Competition. With adequate provisions, a strong capital base and a superior position in terms of liquidity, NBG should be able to work through its strategic plan for 2016 and help lead the Greek economy out of recession, while also focusing on enhancing the quality of its portfolio and generating positive core revenues.

3.             Discharge of the members of the Board of Directors and the Auditors of the Bank and of Ethnodata S.A. (absorbed through merger) from any liability for indemnity regarding the Annual Financial Statements and management for the year 2015 (1.1.2015 — 31.12.2015).

Required quorum:	1/5 of total common(*) voting shares
Required majority:	50% of the total voting rights (present or represented by proxy) + 1 (present or represented by proxy)

It is proposed that the members of the Board of Directors and Auditors of NBG be discharged from any liability for indemnity regarding the Annual Financial Statements and management for the year 2015. More specifically:

The Board of NBG: Louka Katseli, Leonidas Fragkiadakis, Dimitrios Dimopoulos, Paul Mylonas, Petros Sabatacakis, Spyridon Theodoropoulos, Dimitris Afendoulis, Andreas Boumis, Stavros Koukos,  Efthymios Katsikas, Charalampos Makkas, Angeliki Skandaliari, Georgios Zanias, Alexandros Tourkolias, Paula Hadjisotirou, Alexandra Papalexopoulou-Benopoulou, Stefanos Vavalidis, Petros Christodoulou, Alexandros Makridis

The Board of ETHNODATA S.A.: Nikolaos Christodoulou, Damianos Charalampidis, Nelli Tzakou-Lambropoulou, Charalambos Mantzaris, Agamemnon Papastergiou, Spyridon-Stavros Mavrogalos.

Certified Auditors of NBG: Alexandra Kostara and Despina Xenaki.

4.             Election of regular and substitute Certified Auditors for the purposes of the audit of the Financial Statements of the Bank and the Financial Statements of the Group for the year 2016, and determination of their remuneration.

Required quorum:	1/5 of total common(*) voting shares
Required majority:	50% of the total voting rights (present or represented by proxy) + 1 (present or represented by proxy)

For the audit of the Bank’s and the Group’s Annual and Semi-annual Financial Statements for the financial year 2016, the Board of Directors shall propose the appointment of Deloitte Hadjipavlou, Sofianos & Cambanis SA, which is responsible by law to appoint at least one regular and one substitute certified auditor, at its discretion.

The Hellenic Financial Stability Fund has provided its consent with regard to the relevant proposal.

Moreover, it is proposed that the AGM authorize the Board to determine the remuneration of the certified auditors, following proposal of the Audit Committee, in accordance with the law.

5.                    Approval of the remuneration of the Board of Directors of the Bank for the financial year 2015 (pursuant to Article 24.2 of Codified Law 2190/1920). Determination of the remuneration of the Chair of the Board, the CEO, the Deputy CEOs and non-executive Directors through to the AGM of 2017. Approval, for the financial year 2015, of the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, determination of their remuneration through to the AGM of 2017, and approval of contracts as per Article 23a of Codified Law 2190/1920.

Required quorum:	1/5 of total common(*) voting shares
Required majority:	50% of the total voting rights (present or represented by proxy) + 1 (present or represented by proxy)

The Board of Directors, based on a proposal by the Human Resources & Remuneration and the Corporate Governance & Nominations Committees, shall submit for approval to the AGM the remuneration paid in 2015 to the members of the Board, the Chair, the CEO, and the Deputy CEOs for their participation in the Board and its Committees, pursuant to Article 24.2 of Codified Law 2190/1920, as amended, and Article 28 of the Articles of Association.

In addition, the Board shall propose that the remuneration for Board members be determined through to the AGM of 2017, on the basis of a recommendation by the Human Resources & Remuneration and the Corporate Governance & Nominations Committees.

Lastly, the relevant contracts shall be submitted for approval by the General Meeting of Shareholders, as per Article 23a of Codified Law 2190/1920.

Data regarding the above issues shall be published prior to the AGM on the Bank’s website, following upcoming meetings of the Board of Directors and its Committees.

6.                    Granting of permission for Directors, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals, as per Article 23.1 of Codified Law 2190/1920 and Article 30.1 of the Bank’s Articles of Association.

Required quorum:	1/5 of total common(*) voting shares
Required majority:	50% of the total voting rights (present or represented by proxy) + 1 (present or represented by proxy)

It is proposed that the AGM grant permission for the Board members, General Managers, Assistant General Managers and Managers to participate on the Boards of Directors or in the management of NBG Group companies pursuing similar or related business goals.

7.             Election of new members to the Board and appointment of independent non-executive members pursuant to the provisions of Law 3016/2002, as amended.

Required quorum:	1/5 of total common(*) voting shares
Required majority:	50% of the total voting rights (present or represented by proxy) + 1 (present or represented by proxy)

Data regarding this item of the agenda shall be published prior to the AGM on the Bank’s website, following upcoming meetings of the Corporate Governance and Nominations Committee and the Board of Directors.

8.             Election of regular and substitute members to the Audit Committee.

Required quorum:	1/5 of total common(*) voting shares
Required majority:	50% of the total voting rights (present or represented by proxy) + 1 (present or represented by proxy)

Pursuant to Law 3693/2008, the Audit Committee members are elected by the AGM. According to the charter of the Audit Committee, its members are appointed by the AGM following a proposal by the Corporate Governance & Nominations Committee. Furthermore, in accordance with the provisions of the revised Relationship

Framework Agreement (RFA) between the Bank and the HFSF, the members of the Committee shall not exceed 40% of total Board members (excluding the representatives of the HFSF and the Greek State on the Board) and cannot be fewer than three. All members of the Committee shall be non-executive members of the Board, while 75% of the members are independent non-executive members of the Board (excluding the representatives of the HFSF and the Greek State on the Board). Accordingly, in compliance with the provisions of Law 3693/2008, it is proposed that the AGM elect the members of the Board’s Audit Committee, to serve through to the AGM 2017. The Corporate Governance and Nominations Committee shall take a relevant decision in a forthcoming meeting, and the proposal shall be published on the Bank’s website prior to the AGM.

9.             Various announcements and approvals.

Announcement of the election by the Board of Directors of two new independent non-executive Board members in order to fill vacant positions of independent non-executive members, as per Article 18.3 of the Bank’s Articles of Association

Under Article 18.1 of the Articles of Association and the Corporate Governance Code, the Bank is managed by the Board of Directors, which is composed of nine (9) to fifteen (15) members. Furthermore, under Article 18.3 as above, in the event that as a result of resignation, death or incapacity for whatever reason a director ceases to be on the Board, and his replacement by substitute members elected by the GM is not feasible, the remaining Board members may, by decision taken as provided for in article 26: a) either provisionally elect another Board member to fill the vacancy for the remaining term of office of the member replaced, or (b) continue to manage and represent the Bank without replacing the missing Board member(s), provided that the number of the remaining members is at least nine (9). In the event that a new Board member is elected, the election shall be valid for the remaining term of office of the Board member replaced, and announced by the Board to the immediately following GM, which may replace the Board members elected even if no relevant item is included in the agenda.

In addition, the exact number of Board members is defined each time by the GM, in compliance with Article 18.2. Pursuant to the resolution of the General Meeting held on 19.06.2015, 13 directors were elected.

Following the resignation of Mrs. Alexandra Papalexopoulou-Benopoulou in July 2015 and Mr Andreas Boumis in January 2016, the Board of Directors was composed of eleven (11) members. Accordingly, there were two (2) vacant positions to be filled.

Thus, following proposal by the Corporate Governance & Nominations Committee, taking into consideration: a) the new corporate governance regulatory framework, particularly Article 10 of Law 3864/2010, as amended by provisions of Laws 4340/2015 and 4346 /2015, which established stricter eligibility criteria regarding the Board members of credit institutions, and b) the membership of the Board following the resignation of two independent non-executive members and the need to fill the vacancies under Article 18.3 of the Bank’s Articles of Association and the applicable corporate governance principles, the Board of Directors at its meeting held on 26.05.2016 elected as independent non-executive members Messrs Kurt Geiger and Mike Aynsley, so as to fill the relevant vacancies, to serve through to the AGM of 2018, i.e. for the remaining term of office of the Board members replaced, as above.

Mr Kurt Geiger has a distinguished career in International Finance of more than 40 years. He held senior positions with Chase Manhattan, HSBC and the European Bank for Reconstruction and Development (EBRD), where he was Head of Financial Institutions and Private Equity. During his tenure in EBRD, he contributed significantly to the establishment of high standards on Corporate Governance in the banking sector.

Mr Mike Aynsley has a long career in the banking and financial sector, with more than 20 years in senior positions in international financial groups and as advisor to the banking and financial sector. Mr. Aynsley held the position of Group Chief Executive Officer and Director at the Irish Bank Resolution Corporation Limited — IBRC, was Global Partner at Deloitte Consulting, and has worked for a number of international banking groups, such as the Australian & New Zealand Banking Group, ABN AMRO BANK, Banque Nationale de Paris, and the Commonwealth Bank of Australia.

The CVs of the new Board members shall be available to shareholders at the Secretariat of the Meeting.

The new members meet the required eligibility, suitability and independence criteria set out in a) the applicable regulatory framework, particularly Law 3864/2010, as amended, b) the Relationship Framework Agreement with the Hellenic Financial Stability Fund, c) the Corporate Governance Code and Nominations Policy for Board Membership, d) the current framework under the Single Supervisory Mechanism (SSM) and European Banking Authority (EBA) guidelines for reviewing suitability, and e) relevant declarations by said new members regarding non-conflict of interests.

It is noted that under the provisions of the legal and regulatory framework, the election of new members to the Board of credit institutions is subject to the approval and ongoing control of the ECB’s SSM.

(*) excluding shares received and owned by the HFSF in the context of the Bank’s share capital increase completed in June 2013, by virtue of Article 7a, Par. 2a of Law 3864/2010 as amended

ANNEX 1

HOW SHAREHOLDERS CAN EXERCISE THEIR SHAREHOLDER RIGHTS

Any person listed as a shareholder (i.e. holder of common registered shares of the Bank) in the registry of the Dematerialized Securities System managed by Hellenic Exchanges S.A. (HELEX), at the start of the 5th day prior to the date of the General Meeting, i.e. on 25.06.2016 (“Record Date”), is entitled to participate in the GM. Each common share is entitled to one vote.

If this is the case, at the 1st Repeat AGM any person listed as a shareholder, as above, on 10.07.2016, i.e. at a the start of the 4th day prior to the date of the 1st Repeat AGM of 14.07.2016 is entitled to participate in the said GM.

The Hellenic Financial Stability Fund participates in the General Meeting as per Law 3864/2010, as amended.

Proof of shareholder status should be provided by presenting to the Bank relevant certification from HELEX or alternatively through direct electronic link-up of the Bank with the records of the Dematerialized Securities System of HELEX. The relevant written certification by HELEX or the electronic verification of shareholder status must have been received by the Bank by 27 June 2016 at the latest, i.e. on the 3rd day prior to the date of the AGM.  The same deadline, i.e. the third day at the latest prior to the date thereof, also applies to the Repeat General Meeting. Specifically, with respect to the 1st Repeat General Meeting, the certification or verification of shareholder status must have been received by the Bank by 11 July 2016 at the latest.

Shareholders who are legal entities must also, by the same deadline, file, pursuant to the law, their legalisation documents, unless these documents have already been filed with our Bank, in which case it is sufficient to state where they have been filed in the relevant proxy form.

Shareholders who do not comply with the provisions of article 28a of Codified Law 2190/1920, as above, may participate in the General Meeting only after the Meeting has authorized them to do so.

To exercise the said rights, it is not necessary to block the shares or follow any other similar process that may restrict the ability to sell and transfer shares in the period between the Record Date and the AGM.

PROCEDURE FOR VOTING BY PROXY

The shareholder may participate in the AGM and may vote either in person or by proxy. Each shareholder may appoint up to 3 proxy holders. Legal entities may participate in the General Meeting by appointing up to 3 natural persons as proxy holders. However, if the shareholder owns shares in the Bank that are held in more than one Investor Securities Account, such limitation shall not prevent the shareholder from appointing, in respect of the AGM, separate proxy holders for the shares appearing in each Account. A proxy holder holding proxies from several shareholders may cast votes differently for each shareholder. Before the AGM commences, the proxy holder must disclose to the Bank any particular facts that may be of relevance for shareholders in assessing the risk that the proxy holder may pursue interests other than those of the shareholder. Within the meaning intended in this paragraph, a conflict of interest may arise in particular when the proxy holder: (i) is a controlling shareholder of the Bank or is another entity controlled by such shareholder; (ii) is a member of the Board of Directors or in general the management of the Bank, or of a controlling shareholder or an entity controlled by such shareholder; (iii) is an employee or an auditor of the Bank, or of a controlling shareholder or an entity controlled by such shareholder; (iv) is a spouse or close relative (1st degree) of a natural person referred to in (i) to (iii) hereinabove.

The appointment and revocation of appointment of a proxy holder shall be made in writing and shall be notified to the Bank in writing at least 3 days prior to the date of the AGM.

To participate in the AGM either in person or by proxy, shareholders are kindly requested to fill in and submit to the Bank the form “DECLARATION — AUTHORIZATION FOR PARTICIPATION IN THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF NATIONAL BANK OF GREECE TO BE HELD ON 30.06.2016, AND ANY REPEAT MEETINGS THEREOF”. The Bank shall make available the said form on its website (www.nbg.gr) and through its Branch network. The said form, filled in and signed by the shareholder, must be filed with the Bank’s Subdivision for Governance of NBG Shareholder Register & Shareholder Affairs (ground floor, 93 Eolou St., Athens) or any branch of the Bank’s network, or, filled in and signed by the shareholder, sent by fax to +30 2103343404, 2103343406, 2103343410 and 2103343443 or by e-mail to inikol@nbg.gr at least 3 days prior to the date of the General Meeting. Shareholders should confirm that the appointment-of-proxy form has been successfully received by the Bank by calling +30 2103343415, 2103343421, 2103343422, and 2103343411.

ANNEX 2

BALLOT PAPER FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

30 JUNE 2016

(and of any adjourned or postponed meetings thereof)

		NO	ABSTAIN
ITEM 1:

Submission for approval of the Board of Directors’ Report on the Annual Financial Statements of the Bank and the Group for the financial year 2015 (1.1.2015 — 31.12.2015), and submission of the respective Auditors’ Report.

ITEM 2:	Submission for approval of the Annual Financial Statements of the Bank and the Group for the financial year 2015 (1.1.2015 — 31.12.2015).

ITEM 3:

Discharge of the members of the Board of Directors and the Auditors of the Bank and of Ethnodata S.A. (absorbed through merger) from any liability for indemnity regarding the Annual Financial Statements and management for the year 2015 (1.1.2015 — 31.12.2015).

ITEM 4:

Election of regular and substitute Certified Auditors for the purposes of the audit of the Financial Statements of the Bank and the Financial Statements of the Group for the year 2016, and determination of their remuneration.

ITEM 5:

Approval of the remuneration of the Board of Directors of the Bank for the financial year 2015 (pursuant to article 24.2 of Codified Law 2190/1920). Determination of the remuneration of the Chair of the Board, the CEO, the Deputy CEOs and non-executive Directors through to the AGM of 2017. Approval, for the financial year 2015, of the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, determination of their remuneration through to the AGM of 2017 and approval of contracts as per Article 23a of Codified Law 2190/1920.

ITEM 6:

Granting of permission for Directors, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals, as per Article 23.1 of Codified Law 2190/1920 and Article 30.1 of the Bank’s Articles of Association.

ITEM 7:	Election of new members to the Board and appointment of independent non-executive members pursuant to the provisions of Law 3016/2002, as amended.

ITEM 8:	Election of regular and substitute members to the Audit Committee.

ITEM 9:	Various announcements and approvals.

NOTICE: IF YOU WISH TO VOTE IN FAVOUR OF ALL THE ABOVE ITEMS, SIMPLY DELIVER THIS BALLOT PAPER WITH NO MARKS HEREON

NATIONAL BANK OF GREECE

Number of shares and voting rights

In line with the provisions of Article 27.3(b) of Codified Law 2190/1920, as amended, National Bank of Greece hereby discloses the total number of shares and voting rights existing as at 26.05.2016, the date of the invitation to shareholders to attend the Bank’s forthcoming Annual General Meeting:

Specifically, the total share capital of the Bank amounts to 9,147,151,527 common registered shares, of which:

•                       9,012,331,505 are common registered shares with the right to vote at the AGM.

•                       134,820,022 are common registered shares owned by the HFSF by virtue of the share capital increase of 2013, subject to voting restrictions under Article 7a, Par. 2 of Law 3864/2010, as in force, without the right to vote on the items on the agenda of the AGM.

DECLARATION — AUTHORIZATION FOR PARTICIPATION IN THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF NATIONAL BANK OF GREECE TO BE HELD ON 30/06/2016, AND ANY REPEAT MEETINGS THEREOF

To National Bank of Greece S.A.

Subdivision for Governance of NBG Shareholder Register & Shareholder Affairs

93 Eolou St., Athens 102 32

SHAREHOLDER’S PARTICULARS

NATURAL PERSON			LEGAL ENTITY

Surname:			Name:
First name:			Representative:
Father’s name:			Authorized contact person:
Type of ID:	ID card ☐	Passport ☐
ID card No./ Passport No.:			Registered Office:
Telephone No.:			Telephone No.:
INVESTOR’S ACCOUNT:			INVESTOR’S ACCOUNT:

Share	Number of shares
GRS003003027
NATIONAL BANK OF GREECE S.A.

AUTHORIZATION

I, the undersigned Shareholder, solemnly declare that I am a shareholder of the Bank on the Record Date (as stated in the Invitation to the General Meeting) and intend to participate in the above General Meeting. Furthermore, I hereby appoint Mr/Mrs/Ms:

to be my proxy, granting authority (jointly or to each one separately) to represent me in the Annual General Meeting of Shareholders of National Bank of Greece to be held on 30/06/2016 and repeat meetings, if any, declaring in advance that I approve of any action taken by him/her in respect thereof. I further authorize my proxy to appoint another proxy to act for him/her in the event of impediment.

It is hereby certified* that the shareholder’s signature appears genuine (required in case a proxy is appointed)	Date.
The Shareholder

(*by the Greek consulate authorities or any NBG branch)	(Shareholder’s signature)

Note for Natural Persons:

If no proxy is declared, it shall be understood that you will participate in person at the General Meeting.

You are requested to fill in, sign and send this form to the Bank’s Subdivision for Governance of NBG Shareholder Register & Shareholder Affairs (93 Eolou St., Athens, ground floor) or to any branch of the Bank, or by fax to: +30 2103343404, +30 2103343406, +30 2103343410 and +30 2103343443, or by e-mail to inikol@nbg.gr at the latest by Monday 27/06/2016, and, in the case of a Repeat GM on 14/7/2016, by Monday 11/7/2016 at the latest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: June 14th, 2016

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: June 14th, 2016

Director, Financial Division